UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

E.ON AG (f/k/a VEBA AG)

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

268780103 (CUSIP Number)

DECEMBER 31, 2005

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 268780103	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Allianz Aktiengesellschaft FEIN 98-0122343
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 23,293,525 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 23,293,525 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,293,525
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

ITEM 1	(a).	Name of Issuer:

E.ON AG

	(b).	Address of Issuer’s Principal Executive Offices:

E.ON Platz 1, 40479 Duesseldorf, Federal Republic of Germany

ITEM 2.	(a).	Name of Person Filing:

Allianz Aktiengesellschaft

	(b).	Address of Principal Business Office or, if None, Residence:

Allianz Aktiengesellschaft, Königinstrasse 28, 80802 Munich, Federal Republic of Germany

	(c).	Citizenship:

See Item 4 on page 2.

	(d).	Title of Class of Securities:

The title of the securities is ordinary shares, which may also include securities held in the form of American Depositary Receipts (the “Ordinary Shares”).

	(e).	CUSIP Number:

268780103

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a).	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b).	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c).	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d).	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e).	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

	(f).	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g).	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h).	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i).	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j).	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

See Item 9 on page 2.

(b) Percent of class:

See Item 11 on page 2.

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:

See Item 5 on page 2.

(ii) Shared power to vote or direct the vote:

See Item 6 on page 2.

(iii) Sole power to dispose or direct the disposition of:

See Item 7 on page 2.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 on page 2.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Certain of the Ordinary Shares are held in a fiduciary capacity for third parties. Allianz Aktiengesellschaft disclaims beneficial ownership of such Ordinary Shares.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Allianz Aktiengesellschaft and certain subsidiaries of Allianz Aktiengesellschaft hold Ordinary Shares of E.ON AG. Each such Allianz Aktiengesellschaft subsidiary holds less than one percent (1%) of the Ordinary Shares of E.ON AG.

ITEM 8.	Identification and Classification of the Members of the Group.

Not applicable

ITEM 9.	Notice of Dissolution of Group.

Not applicable

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

FEBRUARY 14, 2006
Date

ALLIANZ AKTIENGESELLSCHAFT

/s/ Dr. Adrian Gläsner
Signature

Dr. Adrian Gläsner Prokurist
Name/Title

/s/ Jonathan Wismer
Signature

Jonathan Wismer Prokurist
Name/Title